

June 28, 2013

Via E-mail
Mr. Yong Zhao, Chief Financial Officer
LianDi Clean Technology, Inc.
4th Floor, Tower B, Wanliuxingui Building,
No. 28 Wanquanzhuang Road,
Haidian District, Beijing, China, 100089

> **Re:** **LianDi Clean Technology, Inc.**
> **Form 10-K for the year ended March 31, 2012**
> **Filed July 13, 2012**
> **File No. 0-52235**

Dear Mr. Zhao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You disclose on page 14 that your customers China Petroleum and Chemical Corporation ("Sinopec") and China National Petroleum Company ("CNPC") respectively accounted for 27% and 49% of your revenues in fiscal 2012. On pages 3 and 4 you identify SinoChem Corporation as a client of two of your operating subsidiaries. We are aware of recent articles reporting on oil and gas-related activities of these companies in Syria, Sudan and/or Cuba. Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about the use of your products or services in connection with customer activities in those countries, or about any other contacts with those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements. Your response should describe any products, equipment, information, technology or services you have provided into Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial

arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria, Sudan or Cuba described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

3.   In this regard, we note from publicly available sources, including the SEC filings of Sinopec and of CNPC's public subsidiary, PetroChina, that Sinopec's parent, Sinopec Group, has oil and gas development projects in Iran, Syria and Sudan; Sinopec sources crude oil from countries including Iran and Sudan; and CNPC conducts oil exploration and extraction activities in Iran, Syria, Sudan and Cuba. We note also that Sinopec and PetroChina have been subject to divestment campaigns because of their parent companies' operations in Sudan. Please discuss for us specifically, with a view toward disclosure in a separate risk factor in future filings, the potential for your relationships with CNPC and Sinopec to have an adverse impact upon your reputation and share value.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief